

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Cole Smith
Chief Executive Officer
GZ6G Technologies Corp.
Suite #105-275
25422 Trabuco Rd.
Lake Forest, CA 92630

> **Re: GZ6G Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed May 17, 2021**
> **File No. 333-256224**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 17, 2021

Cover Page

1. Your description of your offering of 16,666,667 shares is not clear. It appears you are registering the resale of such shares by World Amber Corp. pursuant to the Equity Purchase Agreement. However, you reference a best efforts, self-underwritten offering of these same shares by your officers and directors to friends, family members and business acquaintances. Please reconcile.

2. Please disclose the Company's status as a controlled company due to William Coleman Smith's ownership of all Series B preferred stock.

3.   We note your disclosure that your selling stockholders may sell their shares at "prevailing market prices..." However, there is no existing trading market for your company's common stock, so all sales pursuant to this registration statement must be made at a fixed price. Please revise accordingly.

Prospectus Summary
Future Plans, page 5

4.   You state that there is substantial doubt in your ability to continue as a going concern for twelve months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to Section IV of SEC Interpretive Release 33-8350.

Risk Factors, page 8

5.   Please consider including a risk factor describing the potential for cybersecurity incidents and data breaches and their potential impact on your business.

We may not be able to further implement our business strategy..., page 10

6.   Your disclosure that you "do not currently have any arrangements for financing" is not consistent with your discussion regarding the Equity Purchase and Loan Treaty Agreements. Please revise.

We have filed an application with the OTC..., page 11

7.   Please clarify your statement that you "will be unable to get bonded" and explain how you will "lose potential opportunities with venues that require bonding."

We are partly dependent on its partner network company..., page 14

8.   Please describe how you are dependent on CenturyLink and what relationship you have with CenturyLink.

We have a short operating history in Digital Media..., page 14

9.   We note your disclosure that you "have relationships with Fortune 500 entities that have expressed desire to sponsor our Wi-Fi networks." Please disclose the nature of these relationships. We also note your disclosure on page 30 that "many of these companies have annual budgets of $20 million to $50 million for marketing opportunities to consumers through GZ6G Technologies Wi-Fi networks." Please describe your basis for concluding that these companies have budgets set for your networks and how you determined the amount of those budgets.

GZ6G Technologies will need to raise capital..., page 15

10.   Please describe your plans to "design, engineer, and implement a communications chip" including the status of development efforts for, anticipated timeframe for completion of, and any material costs associated with the planned product. We also note your disclosure on page 32 that "GZ6G is moving Wi-Fi network utility to the next level with chip development that will enable greater speeds and greater security, while significantly enhancing the user experience."

Use of Proceeds, page 18

11.   We note your disclosure that you will receive proceeds from sales of your shares "by MAC." Please advise.

Selling Stockholders, page 19

12.   Please clarify how the ownership of eSilkroad Network Ltd. and World Amber Corp. will remain below 9.99% of the total issued and outstanding shares of common stock. For example, disclose that you will be unable to put shares to World Amber Corp. if such put would increase World Amber Corp.'s beneficial ownership above 9.99%. Clarify whether eSilkroad Network Ltd. is prohibited under the Loan Treaty Agreement from converting any portion of the outstanding loan if the conversion would result in eSilkroad owning more than 9.99% of the company's common stock.

Description of Business
Company Overview, page 25

13.   Here and in the Prospectus Summary, please describe your current business, including current revenue-generating activities, customers, and the status of development efforts for, anticipated timeframe for completion of, and any material costs associated with your planned products and services. Please clarify which products and services are currently operational and which are future plans. Refer to Item 101 of Regulation S-K.

14.   We note that your headquarters are listed as 8925 West Post Road, Suite 102, Las Vegas NV, 89148, which is different from the principal executive offices listed on your cover page. Please advise.

Market Opportunity, page 28

15.   Please disclose the nature of the "relationships with large public companies smart solutions teams selling" your products and services.

Growth Strategy, page 37

16.   Please explain the relevance of the quotes included in this section to your business and how they relate to your growth strategy.

Directors, Executive Officers, and Control Persons
Executive Summaries, page 48

17.   Please provide details of Mr. Smith's business experience for the past five years, including his principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K. In addition, you state on page 13 that "Our Directors and Executive Officers are Directors and Executive Officers of Green Zebra Media, our subsidiary." Please disclose the position(s) held by your sole director and executive officer at Green Zebra Media.

Executive Compensation
Conflicts of Interest, page 51

18.   Please disclose the related party transactions discussed in Note 8 of your Financial Statements. Refer to Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Executive Management, page 52

19.   Please include the shares underlying Mr. Smith's Class A preferred stock in his common share holdings in the security ownership table. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.

Signatures, page 62

20.   Please ensure that your signature page conforms to the requirements of Form S-1. In this regard, we note that you have not identified your principal financial officer and principal accounting officer or controller. Refer to the Instructions for Signatures of Form S-1.

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-28

21.   Please disclose any significant subsequent events and the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1.

General

22.   We note that you are attempting to register resales of your common stock under the Equity Purchase Agreement; however, registration of resales by World Amber Corp. pursuant to the Equity Purchase Agreement are only permitted under Rule 415 into an existing market for the company's common stock. The OTC Pink Market is not considered an existing trading market. Therefore, registration of the resale of these share is only permitted under Rule 415 after all these shares have been sold to World Amber Corp or the company's application to have its common stock quoted on the OTCQB is approved. Until then, please remove these shares from the registration statement. See Securities Act Sections Compliance and Disclosure Interpretation 139.13.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Sharon Mitchell